United States securities and exchange commission logo





                            November 7, 2022

       Andre Fernandez
       Chief Financial Officer
       WeWork Inc.
       575 Lexington Avenue
       New York , NY 10022

                                                        Re: WeWork Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Form 10-Q for the
period ended June 30, 2022
                                                            Response dated
September 28, 2022
                                                            File No. 001-39419

       Dear Andre Fernandez:

              We have reviewed your September 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 14, 2022 letter.

       Form 10-K for the year ended December 31, 2021

       History, page 5

   1. We note your response to comment 1, including your calculation of the $600 million decrease in adjusted
location operating expenses, annualized on a per square foot basis, from the fourth quarter
of 2019 to the fourth quarter of 2021. Please expand on why you believe your
calculation of a $600 million decrease in adjusted location operating expenses annualized on
a per square foot basis provides meaningful information for
                                                        investors. In your
response please address the following:
 Andre Fernandez
WeWork Inc.
November 7, 2022
Page 2
                We note adjusted location operating expenses, annualized on a per square foot basis decreased from $27.80/sf in the fourth quarter of 2019 to $22.97/sf in the fourth quarter of 2021. However it is not clear how multiplying this decrease of $4.83/sf by the summation of the monthly square feet under management during the quarter as of the first day of the month provides evidence of a decrease of over $600 million.
                The disclosed $600M decrease in adjusted location operating expenses, annualized on a per square foot basis, appears to be a gross rather than per square foot amount. As such, it is unclear why the decrease is labeled as a per square foot number.
                It appears your calculation of a $600M decrease in adjusted location operating expenses, annualized on a per square foot basis implies that annualized adjusted operating expenses incurred in 2019 would have been approximately $3.5billion with your current portfolio composition. Please tell us your reasonable basis for this assumption and tell us whether you believe this measure is a projection in accordance with Item 10(b) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the years ended December 31, 2021, 2020 and 2019
Revenue, page 71

2. We have considered your response to our prior comment 3. Please expand on how you determined that your current disclosure and discussion of revenue provides investors with sufficient information to understand revenue drivers and trends. In that regard, we note that approximately 96% of your revenue is classified as "membership and service revenue" in your disaggregated revenue disclosure. In your response please tell us, and tell us what consideration you've given to disclosing, the portion of revenue in 2021 and
         2020 that was derived from:

                Services above monthly allowances provided in membership contracts
                Commissions earned from third party service providers Membership revenue under contracts expiring in less than one year (exclusive of
              WeWork All Access and WeWork On Demand Products)
                Membership revenue under contracts expiring in more than one year

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438
with any questions.



FirstName LastNameAndre Fernandez                             Sincerely,
Comapany NameWeWork Inc.
                                                              Division of
Corporation Finance
November 7, 2022 Page 2                                       Office of Real
Estate & Construction
FirstName LastName